FORM 10-KSB

(Mark One)

[**X**] Annual report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended **December 31, 2004**.

[ ]   Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934 (*No fee required*) for the transition period from _____ to _____**.**

Commission file number: **0-28311**

SONA DEVELOPMENT CORP.
(Name of Small Business Issuer in Its Charter)

Texas	**76-027334**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

2610-1066 West Hastings Street, Vancouver, British Columbia Canada V6E 3X2
(Address of Principal Executive Offices)   (Postal Code)

(604) 602 1717
(Issuer's Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class	Name of each Exchange on Which Registered
Common Stock (0.0001 par value)	None

Check whether the registrant: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes __✓__   No __

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and if no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB [__].

The registrant's total consolidated revenues for the year ended December 31, 2004 were $0.

The aggregate market value of the registrant's common stock, (the only class of voting stock), held by non-affiliates was approximately $718,883 based on the average closing bid and asked prices for the common stock on March 30, 2005.

On March 30, 2005, the number of shares outstanding of the registrant's common stock, $0.0001 par value (the only class of voting stock), was 9,138,737.

TABLE OF CONTENTS

PAGE

PART I

PART II

PART III

PART I

ITEM 1.   DESCRIPTION OF BUSINESS

General.

As used herein the term "Company" refers to Sona Development Corporation, a Texas corporation and its subsidiaries and predecessors, unless the context indicates otherwise. The Company was incorporated under the laws of the State of Texas on December 28, 1988 as "Houston Produce Corporation" for the purpose of importing fruit and vegetables from Latin America for sale in the United States. The Company's plan to import fruit and vegetables was subsequently abandoned. On June 24, 1997, the Company changed its name to "Net Masters Consultants, Inc.", as part of a plan to become a global Internet service provider. Plans to create an Internet business were discarded in October of 1999. On November 27, 2002, the Company changed its name to "Sona Development Corp." as part of a corporate restructuring designed to make the Company more attractive to prospective business opportunities. Management has since been searching for a suitable business opportunity, to become part of the Company by acquisition or combination.

On May 20, 2004, the Company entered into a non-binding letter of intent, as amended, with Idea One, Inc. ("Idea One"), a privately owned company involved in the development of alternative energy products through its 83% owned subsidiary Advanced Technology Upgrading, Ltd. ("ATU"). ATU, which is located in Israel, has developed a tested and patented rechargeable magnesium battery in conjunction with Bar Ilan Research and Development Company, Ltd. ("Birad"), based on technology acquired from the Bar Ilan University. Idea One believes that the ATU magnesium battery exhibits many characteristics that are superior to existing battery systems, including a longer cycle, extended shelf life and higher energy density. The ATU battery is also environmentally friendly.

The letter of intent, as amended, anticipates that Idea One will be acquired by the Company in a reverse merger transaction pursuant to which the shareholders of Idea One will control the combined entity. The closing date for the reverse merger transaction, as contemplated in the letter of intent, as amended, is on or before September 1, 2005.

The letter of intent, as amended, with Idea One is subject to certain conditions precedent as follows:

1.   The Company is required to loan Idea One $500,000 in the form of a convertible debt instrument no later than May 1, 2005 in anticipation of a definitive merger agreement between the parties.

The Company had loaned Idea One $275,000 of the $500,000 obligation as of December 31, 2004 and loaned an additional $100,000 subsequent to the end of the year.

2.   The Company is required to enter into a definitive merger agreement with Idea One by July 15, 2005.

3.   The Company is required to complete an equity financing of not less than $1,500,000 by September 1, 2005. The Company anticipates the closing of a definitive merger agreement with Idea One coincident to the completion of the required equity financing.

4.   The approval of the merger transaction by the board of directors and the shareholders of the Company and Idea One.

5.   The completion of satisfactory due diligence by both the Company and Idea One.

The Company has not yet entered into any definitive agreement with Idea One and has no commitments other than those detailed in the letter of intent, as amended, with Idea One, to enter into or become engaged in any other merger or acquisition transaction.

Selection of a Business

Since the Company has no current business, in the event the anticipated merger with Idea One is not consummated, its plan of operation is to seek one or more suitable business combinations or acquisitions to create value for its shareholders. Management has adopted a conservative policy of seeking opportunities that they consider to be of exceptional quality, and to accept that the Company may have to wait longer, as a result of that policy, before consummating any transactions to create value for our shareholders. Management recognizes that the higher the standards it imposes upon itself, the greater may be its competitive disadvantages with other acquiring interests or entities.

The Company does not intend to restrict its consideration to any particular business or industry segment, and the Company may consider, among others, finance, brokerage, insurance, transportation, communications, research and development, service, natural resources, manufacturing or high-technology. However, due to the Company's limited financial resources, the scope and number of suitable candidate business ventures available is limited, and most likely the Company will not be able to participate in more than a single business venture. Accordingly, it is anticipated that the Company will not be able to diversify, but may be limited to one merger or acquisition.

The decision to participate in a specific business opportunity will be made upon management's analysis of the quality of the other firm's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific venture may not necessarily be indicative of the potential for the future because of the necessity to substantially shift a marketing approach, expand operations, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the management of a business opportunity to identify such problems and to implement, or be primarily responsible for the implementation of, required changes. Since the Company may participate in a business opportunity with a newly organized business or with a business which is entering a new phase of growth, it should be emphasized that the Company may incur further risk due to the failure of the target's management to have proven its abilities or effectiveness, or the failure to establish a market for the target's products or services, or the failure to realize profits.

The Company will not acquire or merge with any company for which audited financial statements cannot be obtained. It may be anticipated that any opportunity in which the Company participates will present certain risks. Many of these risks cannot be adequately identified prior to selection of the specific opportunity, and the Company's shareholders must, therefore, depend on the ability of management to identify and evaluate such risk. In the case of some of the opportunities available to the Company, it may be anticipated that the founders thereof have been unable to develop a going concern or that such business is in its development stage in that it has not generated significant revenues from its principal business activities prior to the Company's participation.

Acquisition of Business

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, franchise or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. On the consummation of a transaction, it is possible that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's officers and directors may, as part of the terms of the acquisition transaction, resign and be replaced by new officers and directors without a vote of the Company's shareholders.

It is anticipated that any securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at a specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market may have a depressive effect on such market.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called "tax-free" reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

As part of our investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check reference of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

The manner in which each Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity, and the relative negotiating strength of the Company and such other management. With respect to any mergers or acquisitions, negotiations with target company management will be expected to focus on the percentage of the Company that target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilative effect on the percentage of shares held by the Company's then shareholders.

Operation of Business After Acquisition

The Company's operation following its merger or acquisition of a business will be dependent on the nature of the business and the interest acquired. The Company is unable to determine at this time whether the Company will be in control of the business or whether present management will be in control of the Company following the acquisition. It may be expected that the business will present various challenges that cannot be predicted at the present time.

Government Regulation

The Company cannot anticipate the government regulations, if any, to which the Company may be subject until it has acquired an interest in a business. The use of assets to conduct a business that the Company may acquire could subject it to environmental, public health and safety, land use, trade, or other governmental regulations and state or local taxation. In selecting a business in which to acquire an interest, management will endeavor to ascertain, to the extent of the limited resources of the Company, the effects of such government regulation on the prospective business of the Company. In certain circumstances, however, such as the acquisition of an interest in a new or start-up business activity, it may not be possible to predict with any degree of accuracy the impact of government regulation. The inability to ascertain the effect of government regulation on a prospective business activity will make the acquisition of an interest in such business a higher risk.

Competition

The Company will be involved in intense competition with other business entities, many of which will have a competitive edge over the Company by virtue of their stronger financial resources and prior experience in business. There is no assurance that the Company will be successful in obtaining suitable business opportunities.

Employees

The Company currently has no employees. Our executive officer devotes as much time to the affairs of the Company as she deems appropriate. Management of the Company expects to use consultants, attorneys, and accountants as necessary, and does not anticipate a need to engage any full-time employees as long as business needs are being identified and evaluated. The need for employees and their availability will be addressed in connection with a decision concerning whether or not to acquire or participate in a specific business venture.

Reports to Security Holders

The Company is not required to deliver an annual report to security holders and will not voluntarily deliver a copy of the annual report to the security holders. Should the Company choose to create an annual report, it will contain audited financial statements. The Company files all of its required information with the Securities and Exchange Commission ("Commission").

The public may read and copy any materials that are filed by the Company with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The statements and forms filed by the Company with the Commission have been filed electronically and are available for viewing or copy on the Commission maintained Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address for this site can be found at: www.sec.gov

ITEM 2.   DESCRIPTION OF PROPERTY

The Company currently maintains limited office space on a month-to-month basis at a cost of $1,000 per month. The address of our office is 1066 West Hastings Street Suite 2310, Vancouver, British Columbia, Canada V6E 3X2. The Company does not believe that it will need to obtain additional office space until such time as we have acquired Idea One or some other business opportunity.

ITEM 3.   LEGAL PROCEEDINGS

The Company is currently not a party to any legal proceedings.

ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the period covered by this report.


PART II


**ITEM 5.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
                   MATTERS**

The Company's common stock is quoted on the Over the Counter Bulletin Board, a service maintained by the National Association of Securities Dealer, Inc. under the symbol, "SDVC.OB". Trading in the common stock in the over-the-counter market has been limited and sporadic and the quotations set forth below are not necessarily indicative of actual market conditions. Further, these prices reflect inter-dealer prices without retail mark-up, mark-down, or commission, and may not necessarily reflect actual transactions.

YEAR	QUARTER ENDING	HIGH	LOW
2004	December 31	$0.55	$0.18
	September 30	$0.55	$0.18
	June 30	$0.55	$0.12
	March 31	$0.20	$0.12
2003	December 31	$0.32	$0.20
	September 30	$0.32	$0.20
	June 30	$0.30	$0.20
	March 31	$0.55	$0.10

Record Holders

As of March 30, 2005, there were approximately 60 shareholders of record holding a total of 9,138,737 shares of common stock. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Dividends

The Company has not declared any cash dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the board of directors and will depend on the Company's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Company's ability to pay dividends on its common stock other than those generally imposed by applicable state law.

ITEM 6.   MANAGEMENT'S PLAN OF OPERATION

Plan of Operation

The Company's plan of operation for the coming year, as discussed above, is to enter into a definitive agreement with Idea One or in the event that a definitive agreement is not reached, to identify and acquire an alternative business opportunity. The Company does not plan to limit its options to any particular industry, but will evaluate each alternative opportunity on its merits.

The Company has not yet entered into any agreement, nor does it have any commitment to enter into or become engaged in any transaction, as of the date of this filing except a letter of intent, as amended, dated May 20, 2004, that would cause the Company to reach a definitive agreement with Idea One, a private company involved in the development of battery cell technology. The letter of intent, as amended, anticipates a reverse merger of the Company with Idea One whereby Idea One will control the combined entity. The closing date for this transaction is contemplated to be no later than September 1, 2005.

The letter of intent, as amended, with Idea One, is subject to certain conditions precedent and coincident as follows:

1.   The Company is required to loan Idea One $500,000 in the form of convertible debt instruments or promissory notes no later than May 1, 2005 in anticipation of a definitive merger agreement. The Company had loaned Idea One $275,000 of the $500,000 obligation as of December 31, 2004 and loaned an additional $100,000 subsequent to the end of year.

2.   The Company is required to enter into a definitive agreement with Idea One by July 15, 2005.

3.   The Company is required to complete an equity financing of not less than $1,500,000 by September 1, 2005. The Company anticipates the closing of a definitive merger agreement with Idea One coincident to the completion of the required equity financing.

4.   The approval of the merger transaction by the board of directors and the shareholders of the Company and Idea One.

5.   The completion of satisfactory due diligence by both the Company and Idea One.

Results of Operations

During the twelve month period ended December 31, 2004, the Company was involved in the negotiation and execution of a letter of intent to acquire Idea One, due diligence inquiries as to the business operations of Idea One, ATU and Birad, and conducting a private placement of the Company's common stock to fund operations and the loan obligation under the letter of intent, as amended.

The Company does not expect to receive revenues within the next twelve months of operation as Idea One remains in the research and development stage with no significant revenues. Further, in the event the Company does not acquire Idea One, it will resume the process of identifying a favorable business opportunity, which opportunity if acquired, may or may not produce revenue. Therefore, due to these uncertainties, the Company does not expect any revenues until such time as a revenue producing acquisition is accomplished.

Capital Expenditures

The Company expended no amounts on capital expenditures for the period from December 28, 1988 (inception) to December 31, 2004.

Capital Resources and Liquidity

The Company is in the development stage and, since inception, has experienced significant changes in liquidity, capital resources and shareholders' equity. The Company had current assets of $7,211 and total assets of $7,212 as of December 31, 2004. These assets consist of cash on hand of $4,211, pre-paid expenses of $3,000 and $1 credited to the value of certain promissory notes due on or before September 1, 2005. Net stockholders deficit in the Company was $81,929 at December 31, 2004.

The Company's current assets are insufficient to conduct its plan of operation over the next twelve (12) months in the event a merger with Idea One is completed. The Company has no current commitments or arrangements with respect to, or immediate sources of funding to complete the merger with Idea One. Further, no assurances can be given that funding is available or would be available to the Company on acceptable terms. The Company's inability to obtain funding would have a material adverse affect on its plan of operation.

During 2004 the Company conducted a private placement of its common stock at a price of $0.35 per share to raise sufficient funds to loan Idea One $500,000 pursuant to its letter of intent as amended. The Company had raised a total of $270,050 as of December 31, 2004. Loans totaling $275,000 were made to Idea One as of December 31, 2004, after management had obtained releases from all initial subscribers to the private placement authorizing the release of funds. Subsequent to year end, the Company has raised an additional $240,000, $100,000 of which was loaned to Idea One on March 11, 2005.

The loans to Idea One are in the form of convertible debt instruments or promissory notes, to be satisfied by Idea One no later than September 1, 2005 as part of a definitive merger agreement between the parties. The promissory notes bear interest of 7% per annum. Should the Company conclude a merger with Idea One then the promissory notes will be consolidated as inter-company loans or extinguished in accordance with generally accepted accounting principles. However, should the Company not conclude a merger with Idea One then the outstanding principal and interest due on the loans will be converted into shares of Idea One valued at the lesser of $0.90 per share or a conversion price equivalent to the price at which shares of Idea One have been sold during the period between the execution of the promissory notes and the maturity date which is no later than September 1, 2005.

On September 22, 2003, the Company adopted the 2003 Benefit Plan (the "Plan") pursuant to which the Company may issue up to 1,000,000 shares of its common stock through stock issuances, or the grant of stock options to acquire the Company's common stock, to employees, consultants or advisors, who contribute to the success of the Company provided that bona fide services are rendered to the Company and that such services are not in connection with the offer or sale of securities in a capital-raising transaction. Further, no stock may be issued, or option granted under the Company's benefit plan to consultants, advisors, or other persons who directly or indirectly promote or maintain a market for the Company's securities. The 2003 Benefit Plan was registered under Form S-8 with the Securities and Exchange Commission on October 2, 2003. To date the Company has issued 65,000 shares pursuant to The 2003 Benefit Plan of Sona Development Corp. to a consultant for legal services valued at $9,750 but has not granted any options under the Plan.

Should the Company be unsuccessful in completing the anticipated equity placements in connection with the obligations created by its letter of intent, as amended, with Idea One, the anticipated merger with Idea One may not be realized. Should the anticipated merger with Idea One be abandoned, in that event, the Company will most likely have to obtain loans from shareholders or pursue alternative private equity placements in order to maintain its continuous disclosure requirements until such time as an alternative acquisition or merger candidate is identified.

The Company has no current plans for the purchase or sale of any plant or equipment.

The Company has no current plans to make any changes in the number of employees.

Critical Accounting Policies

In Note 2 to the audited consolidated financial statements for the years ended December 31, 2004 and 2003 included in this Form 10-KSB, the Company discusses those accounting policies that are considered to be significant in determining the results of operations and its financial position. The Company believes that the accounting principles utilized by it conform to accounting principles generally accepted in the United States of America.

The preparation of financial statements requires Company management to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. By their nature, these judgments are subject to an inherent degree of uncertainty. On an on-going basis, the Company evaluates estimates. The Company bases its estimates on historical experience and other facts and circumstances that are believed to be reasonable, and the results form the basis for making judgments about the carrying value of assets and liabilities. The actual results may differ from these estimates under different assumptions or conditions.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS 123 (revised 2004), "Accounting for Stock Based Compensation." This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." This revised statement establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods and services, including the grant of stock options to employees and directors. The Statement is effective for periods beginning after June 15, 2005, and will require the Company to recognize compensation cost based on the grant date fair value of the equity instruments its awards. The Company currently accounts for those instruments under the recognition and measurement principles of APB Opinion 25, including the disclosure-only provisions of the original SFAS 123. Accordingly, no compensation cost from issuing equity instruments has been recognized in the Company's financial statements. The Company estimates that the required adoption of SFAS 123 (R) will not have a negative impact on its financial statements.

In March 2004, the FASB issued EITF No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* ("EITF 03-1"). The objective of EITF 03-1 is to provide guidance for identifying impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In October 2004, the FASB delayed the recognition and measurement provisions of EITF 03-1 until implementation guidance is issued. The disclosure requirements are effective for annual periods ending after June 15, 2004, and remain in effect. Management believes that the adoption of EITF 03-1 will not have a material impact on the Company's financial condition or results of operations.

Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

This Form 10-KSB includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements included in this Form 10-KSB, other than statements of historical facts, address matters that the Company reasonably expects, believes or anticipates will or may occur in the future. Such statements are subject to various assumptions, risks and uncertainties, many of which are beyond the control of the Company. These forward looking statements may relate to such matters as anticipated financial performance, future revenue or earnings, business prospects, projected ventures, new products and services, anticipated market performance and similar matters. When used in this report, the words "may," "will," "expect," "anticipate," "continue," "estimate," "project," "intend," and similar expressions are intended to identify forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1034 regarding events, conditions, and financial trends that may affect the Company's future plans of operations, business strategy, operating results and financial position. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, we caution readers that a variety of factors could cause our actual results to differ materially from the anticipated results or other matters expressed in our forward-looking statements.

These risks and uncertainties, many of which are beyond our control, include (i) the sufficiency of existing capital resources and the Company's ability to raise additional capital to fund cash requirements

in connection with Idea One; (ii) uncertainties involved in the acquisition of Idea One; (iii) the ability of the Company to achieve sufficient revenues through Idea One to fund and maintain operations; (iv) volatility of the stock market; and (v) general economic conditions. Although the Company believes the expectations reflected in these forward-looking statements are reasonable, such expectations may prove to be incorrect.

Going Concern

The Company's auditors' report included an explanatory paragraph disclosing substantial doubt as to the Company's ability to continue as a going concern as a result of reoccurring losses, lack of revenue generating activities and an accumulated deficit of $2,158,363 as of December 31, 2004. The Company's ability to continue as a going concern is subject to the ability of the Company to realize a profitable business and /or obtain funding from outside sources. Management's plan to address the Company's ability to continue as a going concern includes: (1) obtaining funding from private placement sources; (2) obtaining additional funding from the sale of the Company's securities; (3) establishing net revenues from a suitable business opportunity; (4) obtaining loans and grants from various financial institutions where possible. Although management believes that it will be able to obtain the necessary funding to allow the Company to remain a going concern through the methods discussed above, there can be no assurances that such methods will prove successful.

ITEM 7.   FINANCIAL STATEMENTS

The Company's financial statements for the fiscal year ended December 31, 2004 are attached hereto as F-1 through F-16.

SONA DEVELOPMENT CORP.
(A Development Stage Company)
December 31, 2004

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Sona Development Corp.

We have audited the balance sheets of Sona Development Corp. as at December 31, 2004 and 2003 and the statements of operations, stockholders' equity (deficiency) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows and the changes in stockholders' equity (deficiency) for the years then ended.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, to date the Company has realized significant losses and further losses are anticipated. At December 31, 2004 the Company had an accumulated deficit of $2,155,363 and will require additional funds to meet its obligations and fund the costs of its operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

"Dale Matheson Carr-Hilton LaBonte"

CHARTERED ACCOUNTANTS

Vancouver, B.C.
March 22, 2005

SONA DEVELOPMENT CORP.
(A Development Stage Company)
Balance Sheets
December 31, 2004 and 2003

	2004 - $ -	2003 - $ -
ASSETS		
CURRENT		
Cash	4,211	2,463
Prepaid expenses	3,000	-
	7,211	2,463
PROMISSORY NOTES (Note 8)	1	-
	7,212	2,463
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
CURRENT		
Accounts payable and accrued liabilities	31,783	39,530
Advances due to related party (Note 4)	57,358	9,174
	89,141	48,704
STOCKHOLDERS' EQUITY (DEFICIENCY)		
Capital Stock (Note 3)		
Authorized		
100,000,000 common shares with a par value of $0.0001		
Issued and outstanding		
9,138,737 common shares (2003 – 7,053,069)	913	705
Additional paid-in capital	2,107,521	1,661,006
Subscription receivable	(35,000)	-
Accumulated deficit during development stage	(2,155,363)	(1,707,952)
	(81,929)	(46,241)
	7,212	2,463

Going concern (Note 1)
Commitments (Notes 6)
Proposed merger (Note 7)
Subsequent events (Note 9)

- See Accompanying Notes -

F – 3

SONA DEVELOPMENT CORP.
(A Development Stage Company)
Statements of Operations
Years ended December 31, 2004 and 2003

	2004 - $ -	2003 - $ -	Cumulative From December 28, 1988 (inception) to December 31, 2004 - $ -
General and administrative costs	172,412	108,115	1,933,364
Recovery of consulting fees	-	-	(45,000)
	(172,412)	(108,115)	(1,888,364)
Interest income	2,047	-	2,047
Gain on forgiveness of debt	-	8,000	8,000
Write down of promissory notes (Note 8)	(277,046)	-	(277,046)
Net loss for the year	(447,411)	(100,115)	(2,155,363)
Loss per common share - basic and diluted	(0.06)	(0.02)	
Weighted average number of common shares - basic and diluted	7,851,420	4,087,397	

- See Accompanying Notes -

SONA DEVELOPMENT CORP

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)

	Common Stock Shares	Amount	Additional Paid In Capital	Stock Subscriptions/ Obligations	Deficit Accumulated During Development Stage	Total
Inception at December 28, 1988	-	$ -	$ -	$ -	$ -	$ -
Shares issued for organization costs	33,000	33,000	(32,967)	-	-	33
Net loss	-	-	-	-	(33)	(33)
Balances, December 31, 1988 to December 31, 1996	33,000	33,000	(32,967)	-	(33)	-
1,000 for 1 stock split	32,967,000	-	-	-	-	-
Cancelled 30,000,000 shares	(30,000,000)	(32,700)	32,700	-	-	-
Stock issued at $5,00 on June 17, 1997	20,000	2	99,998	-	-	100,000
Net loss	-	-	-	-	(80,025)	(80,025)
Balance, December 31, 1997	3,020,000	302	99,731	-	(80,058)	19,975
Stock issued at $0.10 per share for services	95,000	10	9,490	-	-	9,500
Stock issued for cash at $0.14 per share and						
subscription receivable at $0.14 per share	52,800	5	7,795	(2,722)	-	5,028
Net loss	-	-	-	-	(33,798)	(33,798)
Balance, December 31, 1998	3,167,800	317	117,016	(2,722)	(113,856)	705
Net loss	-	-	-	-	(66,662)	(66,662)
Balance, December 31, 1999	3,167,800	317	117,016	(2,722)	(180,518)	(65,957)
2 for 1 stock split	3,167,800	317	(317)	-	-	-
Stock issued at $2.00 per share for consulting fees	320,000	32	639,968	-	-	640,000
Stock issued at $2.00 per share to settle trade payables	20,540	2	41,078	-	-	41,080
Stock issued at $2.00 per share for services	11,960	2	23,918	-	-	23,920
Stock issued per preemptive rights	192	-	17	-	-	17
Stock subscriptions received	-	-	-	2,722	-	2,772
Net loss	-	-	-	-	(1,018,914)	(1,018,914)
Balance, December 31, 2000	6,688,292	670	821,680	-	(1,199,432)	(377,082)
Stock issued at $0.08 per share for consulting						
fees and payables	687,500	68	54,932	-	-	55,000
Stock issued at $0.08 per share for rent payable	535,000	54	42,746	-	-	42,800
Net loss	-	-	-	-	(227,672)	(227,672)
Balance, December 31, 2001	7,910,792	792	919,358	-	(1,427,104)	(506,954)

SONA DEVELOPMENT CORP

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY) (continued)

	Common Stock Shares		Amount		Additional Paid In Capital		Stock Subscriptions/ Obligations		Deficit Accumulated During Development Stage		Total
Balance carried forward:	7,910,792	$	792	$	919,358	$	-	$	(1,427,104)	$	(506,954)
1 for 10 reverse stock split	(7,119,708)		(713)		713		-		-		-
Stock subscribed for converted debts	-		-		-		641,953		-		641,953
Net loss	-		-		-		-		(180,733)		(180,733)
Balance, December 31, 2002	791,084		79		920,071		641,953		(1,607,837)		(45,734)
Stock issued for cash at $.10 per share	280,000		28		27,972		-		-		28,000
Shares issued for converted debts	5,598,947		560		641,393		(641,953)		-		-
Stock issued for debt settlement at $0.20 per share	280,538		28		56,080		-		-		56,108
Stock issued for debt settlement at $0.20 per share	52,500		5		10,495		-		-		10,500
Stock issued for debt settlement at $0.10 per share	50,000		5		4,995		-		-		5,000
Net loss	-		-		-		-		(100,115)		(100,115)
Balance, December 31, 2003	7,053,069		705		1,661,006		-		(1,707,952)		(46,241)
Stock issued for debt settlement at $0.10 per share	735,782		73		73,505		-		-		73,578
Stock issued for debt settlement at $0.10 per share	50,000		5		4,995		-		-		5,000
Stock issued for services at $0.15 per share	65,000		6		9,744		-		-		9,750
Stock issued for debt settlement at $0.10 per share	86,000		9		8,591		-		-		8,600
Stock issued for debt settlement at $0.16 per share	277,314		28		44,717		-		-		44,745
Stock issued for cash at $0.35 per share	871,572		87		304,963		-		-		305,050
Subscriptions receivable	-		-		-		(35,000)		-		(35,000)
Net loss	-		-		-		-		(447,411)		(447,411)
Balance, December 31, 2004	9,138,737	$	913	$	2,107,521	$	(35,000)	$	(2,155,363)	$	(81,929)

- See Accompanying Notes -

F - 6

SONA DEVELOPMENT CORP.

(A Development Stage Company)
Statements of Cash Flows
Years ended December 31, 2004 and 2003

	2004 - $ -	2003 - $ -	Cumulative From December 28, 1988 (inception) to December 31, 2004 - $ -
OPERATING			
Net loss for the year:	(447,411)	(100,115)	(2,155,363)
Items not involving an outlay of cash:			
Common stock issued for consulting services	47,000	-	722,000
Common stock issued for services	9,750	-	70,830
Common stock issued for organization costs	-	-	33
Common stock issued for other services	3,683	-	79,903
Gain on forgiveness of debt	-	(8,000)	(8,000)
Write down of promissory notes	277,047	-	277,047
Changes in non-cash working capital items:			
Accounts receivable	-	2,352	-
Prepaid expenses	(3,000)	-	(3,000)
Accounts payable and accrued liabilities	12,902	41,050	407,926
	(100,029)	(64,713)	(608,624)
INVESTING			
Loan to Smart Card Technologies Co., Ltd.	-	-	(600,000)
FINANCING			
Bank indebtedness	-	(128)	-
Promissory notes	(275,000)	-	(275,000)
Advances from a related party	106,727	-	401,968
Loans payable	-	39,304	680,000
Common stock issued for cash	270,050	28,000	405,867
	101,777	67,176	1,212,835
NET INCREASE IN CASH	1,748	2,463	4,211
CASH, BEGINNING OF YEAR	2,463	-	-
CASH, END OF YEAR	4,211	2,463	4,211
NON-CASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES			
Payment of advances through assignment of loan	-	600,000	600,000
Cash paid for interest	-	47,888	47,888
Cash paid for taxes	-	-	-
Common stock issued for consulting services	47,000	675,000	722,000
Common stock issued to settle debts	73,625	665,833	739,458
Common stock issued for organization costs	-	33	33
Common stock issued for other services	3,683	76,220	79,903
Common stock issued to settle trade payables	17,364	118,698	136,062

- See Accompanying Notes -

SONA DEVELOPMENT CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Sona Development Corp. (the "Company") was incorporated as Houston Produce Corporation under the laws of the State of Texas on December 28, 1988. The Company was organized primarily for the purpose of importing fruits and vegetables from Latin America for sale in the United States market and it was dormant until its reactivation in March 1997. In June 1997, the Company changed its name to Net Master Consultants, Inc. On December 28, 2002, the Company changed its name to Sona Development Corp. The Company is currently pursuing a potential merger with Idea One Inc. as described in Note 7. The Company is considered a development stage company in accordance with Statement of Financial Accounting Standards (SFAS) No. 7.

Certain comparative figures have been reclassified to conform with the current year's presentation.

Going Concern

These financial statements have been prepared in accordance with United States generally accepted accounting principles, on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has had limited activity since its inception. The Company has no tangible assets, has had recurring operating losses, has accumulated operating losses of $2,155,363 as at December 31, 2004, and does not have an established source of revenue. The continuation of the Company is dependent upon the continuing financial support of creditors and stockholders and obtaining short-term and long-term financing, and achieving profitability. These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America as follows:

(a) Use of estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

SONA DEVELOPMENT CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Foreign currency translation

The Company considers the U.S. dollar its functional currency. Monetary assets and liabilities resulting from foreign currency transactions are translated into U.S. dollar equivalents using the year end conversion rates. Revenues, expenses, receipts and payments are translated throughout the year at exchange rates prevailing at the date of the transaction. Exchange gains and losses are included in the loss for the year.

(c) Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the estimated tax consequences attributable to differences between the financial statement carrying values and their respective income tax basis (temporary differences). The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(d) Financial instruments

The fair value of the Company's financial assets and financial liabilities approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The Company is not currently exposed to any significant credit risk or currency risk.

(e) Stock-Based Compensation

In December 2002, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standard No. 148, "*Accounting for Stock-Based Compensation – Transition and Disclosure*" ("SFAS No. 148"), an amendment of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The purpose of SFAS No. 148 is to: (1) provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, (2) amend the disclosure provisions to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation, and (3) to require disclosure of those effects in interim financial information. The disclosure provisions of SFAS No. 148 were effective for the Company for the year ended December 31, 2002. As the Company did not grant any stock options during 2003 and 2004 no pro-forma disclosure has been provided.

SONA DEVELOPMENT CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company has elected to continue to account for stock options granted to employees and officers using the intrinsic value based method in accordance with the provisions of Accounting Principles Board Opinion No. 25, "*Accounting for Stock Issued to Employees*", ("APB No. 25") and comply with the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148 as described above. Under APB No. 25, compensation expense is recognized based on the difference, if any, on the date of grant between the estimated fair value of the Company's stock and the amount an employee must pay to acquire the stock. Compensation expense is recognized immediately for past services and pro-rata for future services over the option-vesting period. In addition, with respect to stock options granted to employees, the Company provides pro-forma information as required by SFAS No. 123 showing the results of applying the fair value method using the Black-Scholes option pricing model. In accordance with SFAS No. 123, the Company applies the fair value method using the Black-Scholes option-pricing model in accounting for options granted to consultants.

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force in Issue No. 96-18. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods or services as defined by EITF 96-18.

The Company has also adopted the provisions of the Financial Accounting Standards Board Interpretation No.44, *Accounting for Certain Transactions Involving Stock Compensation – An Interpretation of APB Opinion No. 25* ("FIN 44"), which provides guidance as to certain applications of APB 25. FIN 44 is generally effective July 1, 2000 with the exception of certain events occurring after December 15, 1998.

(f) Loss per share

The Company follows Statement of Financial Standard No. 128 to calculate earnings (loss) per share. Basic loss per share is computed using the weighted effect of all common shares issued and outstanding. Fully diluted earnings (loss) per share has not been presented as the effect on basic earnings per share is anti-dilutive.

SONA DEVELOPMENT CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Recent accounting pronouncements

In March 2004, the FASB issued EITF No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* ("EITF 03-1"). The objective of EITF 03-1 is to provide guidance for identifying impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In October 2004, the FASB delayed the recognition and measurement provisions of EITF 03-1 until implementation guidance is issued. The disclosure requirements are effective for annual periods ending after June 15, 2004, and remain in effect. Management believes that the adoption of EITF 03-1 will not have a material impact on the Company's financial condition or results of operations.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs* ("SFAS 151"). SFAS 151 requires issuers to treat idle facility expense, freight, handling costs, and wasted material (spoilage) as current-period charges regardless of whether such charges are considered abnormal. In addition, SFAS 151 requires the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 will be effective for all inventory costs incurred in fiscal years beginning after June 15, 2005. Management believes the adoption of this standard will not have a material impact on the Company's financial position or results of operations.

SONA DEVELOPMENT CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment ("SFAS 123(R)"), which requires the compensation cost related to share-based payments, such as stock options and employee stock purchase plans, be recognized in the financial statements based on the grant-date fair value of the award. SFAS 123(R) is effective for all interim periods beginning after December 15, 2005. Management is currently evaluating the impact of this standard on the Company's financial condition and results of operations. See Note 2(e) for information related to the pro forma effects on the Company's reported net loss and net loss per share of applying the fair value recognition provisions of the previous SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions* ("SFAS 153") SFAS 153 requires that exchanges of non-monetary assets are to be measured based on fair value and eliminates the exception for exchanges of non-monetary, similar productive assets, and adds an exemption for non-monetary exchanges that do not have commercial substance. SFAS 153 will be effective for fiscal periods beginning after June 15, 2005. Management does not believe that the adoption of this standard will have a material impact on the Company's financial condition or results of operations.

3. CAPITAL STOCK

Stock split

In 1997, the Company's Board of Directors authorized a 1,000-for-one stock split and the cancellation of 30,000,000 shares as part of a reorganization.. In January, 2000, it authorized a two-for-one stock split. In October, 2002, it authorized a one-for-ten reverse stock split that was effected on December 28, 2002.

Stock options

The Company has not yet issued any options on its common stock and has not recorded any stock-based compensation.

SONA DEVELOPMENT CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

3. CAPITAL STOCK (continued)

Stock issuances
During the year the Company pursued a private placement of its common stock at a price of $0.35 per share to raise sufficient funds to loan Idea One, Inc. ("Idea One") $500,000 pursuant to its letter of intent as amended (See Note 7). As of December 31, 2004 the Company had raised $270,050 pursuant to the private placement, all of which was initially placed into an escrow account.

On December 28, 2004, the letter of intent with Idea One was amended to permit the partial payment of the $500,000 loan obligation. As of December 31, 2004 the Company had loaned $275,000 to Idea One secured by Promissory Notes made by Idea One (Note 8). Prior to disbursing the $275,000, the Company obtained releases from all subscribers to the private placement authorizing the release of the funds.   On December 3, 2004, the Company authorized the issuance of 871,572 shares of its common stock to the subscribers to the private placement at a price of $0.35 per share for a total of $305,050. As at December 31, 2004, the Company had received $270,050 in cash from the private placement leaving a balance of $35,000 recorded in the accounts as subscriptions receivable which was subsequently received on March 1, 2005.

On September 30, 2004 the Company issued 85,064 shares of its common stock in lieu of a cash payment for services rendered according to a consulting agreement by a significant shareholder and expenses incurred on behalf of the Company in the amount of $13,725.

On September 29, 2004 the Company issued 192,250 shares of its common stock to repay advances made by a significant shareholder in the amount of $31,020.

On May 28, 2004 the Company issued of 86,000 shares of its common stock to repay advances made by a significant shareholder in the amount of $8,600.

On May 18, 2004 the Company issued 50,000 shares of its common stock to a director as compensation for services, valued at $5,000.

On May 11, 2004 the Company issued 65,000 shares pursuant to The 2003 Benefit Plan of Sona Development Corp. to a consultant for legal services valued at $9,750.

In April, 2004 the Company issued a total of 735,782 shares to a significant shareholder as follows: (i) 210,040 shares were issued in lieu of a cash payment for services in the amount of $21,004, which were rendered according to a consulting agreement; and (ii) 525,742 shares were issued to repay advances made in the amount of $52,574.

In December 2003, the Company issued 52,500 shares of common stock at $0.20 per share in exchange for debt and consulting services valued at $10,500 and 50,000 shares of common stock at $0.10 per share in exchange for debt of $5,000.

SONA DEVELOPMENT CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

3. CAPITAL STOCK (continued)

In September 2003, the Company reached agreements to issue 280,538 shares of common stock at $0.20 per share in exchange for debt and consulting services valued at $56,108. The shares were issued in October 2003.

THE 2003 BENEFIT PLAN

On September 22, 2003, the Company adopted the 2003 Benefit Plan pursuant to which the Company may issue up to 1,000,000 shares of its common stock through stock issuances, or the grant of stock options to acquire the Company's common stock, to employees, consultants or advisors, who contribute to the success of the Company provided that bona fide services are rendered to the Company and that such services are not in connection with the offer or sale of securities in a capital-raising transaction. Further, no stock may be issued, or option granted under the Company's benefit plan to consultants, advisors, or other persons who directly or indirectly promote or maintain a market for the Company's securities. The 2003 Benefit Plan was registered under Form S-8 with the Securities and Exchange Commission on October 2, 2003. To date the Company has issued 65,000 shares pursuant to The 2003 Benefit Plan of Sona Development Corp. to a consultant for legal services valued at $9,750 but has not granted any options under the plan.

4. RELATED PARTY TRANSACTIONS AND BALANCES

The following represents related party transactions paid or accrued during the years ended December 31, 2004 and 2003.

	2004	2003
Consulting fees to a director	$ 35,755	$ 33,800
Consulting fees to a significant shareholder	42,000	21,000
	$ 77,755	$ 54,800

The amount due to a related party of $57,358 (2003 - $9,174) is due to a significant shareholder for cash loans, consulting fees and reimbursable expenses. Cash loans bear interest at 8% per annum and are repayable on demand.

5. INCOME TAXES

As at December 31, 2004, the Company has net operating losses carried forward of approximately $1,800,000 that may be offset against future taxable income to 2022. No future tax benefit has been recorded in the financial statements, as the Company believes that it is more likely than not that the carry-forwards will expire unused. Accordingly, the potential tax benefits of the loss carry-forwards are offset by a valuation allowance of the same amount. Utilization of the carry-forwards is dependent on future taxable income and could further be limited due to a change in control of the Company's ownership as defined by Internal Revenue Section 382.

6. COMMITMENTS

The Company has an agreement to pay a shareholder consulting fees of $3,500 per month commencing July 1, 2003 for a term of one year. The agreement has been renewed for a successive one year term.

On December 1, 1999, the Company entered into a consulting agreement with the Company's sole officer and director, which agreement had an initial one-year term that was renewable without notice. The agreement requires the Company to pay the officer and director $2,675 a month for services. The consulting agreement renewed for a further one-year period on December 1, 2004 and has been increased to $3,000 per month.

7. PROPOSED MERGER

On May 20, 2004, as amended November 1, 2004, December 28, 2004 and March 22, 2005 the Company entered into a non-binding letter of intent with Idea One, a privately owned company involved in the development of battery cell technology. The letter of intent, as amended, anticipates that Idea One will be acquired by the Company in a reverse merger transaction pursuant to which the shareholders of Idea One will control the combined entity. The closing date for the reverse merger transaction, as contemplated in the letter of intent, is September 1, 2005. However, prior to closing the Company must satisfy certain conditions which remain unsatisfied including an obligation to loan Idea One $500,000 prior to finalizing a formal agreement, the mutual satisfaction of due diligence inquiries by both parties, the approval of the transaction by the board of directors and the shareholders of both companies, and the Company's successful completion of a private placement of the Company's equity in an aggregate minimum amount of $1,500,000.

The letter of intent as amended is subject to certain conditions precedent as follows:

1.   The Company is required to loan Idea One $500,000 in the form of a convertible debt instrument no later than May 1, 2005 in anticipation of a definitive merger agreement between the parties.

2.   The Company is required to enter into a definitive merger agreement with Idea One on or before July 15, 2005.

3.   The Company is required to complete an equity financing of between $1,500,000 and $3,000,000 on or before September 1, 2005. The parties to the letter of intent anticipate the closing of a definitive merger agreement will be coincident to the completion of the noted equity financing.

SONA DEVELOPMENT CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

8. PROMISSORY NOTES

On November 10, 2004 and December 29, 2004, promissory notes ("Notes") totaling $275,000 were executed by Idea One payable to the Company.

Terms of the Notes are as follows:

1.   The Notes bear interest at a rate of 7% per annum on the unpaid principal amount outstanding. Accrued interest on the Notes shall compound quarterly and be added to the unpaid principal amount of the Notes. The entire outstanding principal amount of the Notes, together with all interest accrued thereon is due and payable in Idea One's common stock on or before September 1, 2005.

2.   Should the Company not conclude a merger with Idea One then the outstanding principal and interest due on the Notes will be converted into shares of Idea One valued at the lesser of $0.90 per share or a conversion price equivalent to the price at which shares of Idea One have been sold during the period between the execution of the Notes and the maturity date of September 1, 2005. As at December 31, 2004, the Company has recorded accrued interest totaling $2,047.

        As of December 31, 2004 the Company has written down the carrying value of the Notes to $1 due to the uncertainty of: (1) the ability of the Company to complete the proposed merger; and (2) the ultimate value of any shares received of Idea One.

9. SUBSEQUENT EVENTS

Subsequent to the year ended December 31, 2004, the Company continued to offer a private placement of its common stock at a price of $0.35 per share for the purpose of raising sufficient funds to loan Idea One $500,000 pursuant to its letter of intent as amended. The Company has raised an additional $250,000 as of the date of this filing, $100,000 of which was loaned to Idea One on March 11, 2005 pursuant to a promissory note drafted with the same terms and provisions as that detailed in Note 8 above. The Company has not yet authorized the issuance of common stock related to the $250,000 placement.

ITEM 8.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The Company has had no changes in or disagreements with its accountants, as to accounting or financial disclosure over the two most recent fiscal years.

ITEM 8A.   CONTROLS AND PROCEDURES

The Company's president acts both as the Company's chief executive officer and chief financial officer and is responsible for establishing and maintaining disclosure controls and procedures for the Company.

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision of our principal executive officer and principal financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 ("Exchange Act"), as of December 31, 2004. Based on this evaluation, our principal executive officer and our principal financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective and adequately designed to ensure that the information required to be disclosed by us in the reports we submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and that such information was accumulated and communicated to our chief executive officer and chief financial officer, in a manner that allowed for timely decisions regarding required disclosure.

(b) Changes in Internal Controls

During the year ended December 31, 2004, there has been no change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

PART III

ITEM 9.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Name	**Age**	**Position(s) and Office(s)**
Nora Coccaro	48	Chief Executive Officer, Chief Financial Officer and Director

Nora Coccaro was appointed to the Company's Board of Directors on January 15, 2000 and currently serves as the Company's sole director and executive officer. Ms. Coccaro will serve as a director until the next annual meeting of the Company's shareholders or until such time as a successor is elected and qualified.

Ms. Coccaro attended medical school at the University of Uruguay before becoming involved in the management of public entities. Ms. Coccaro currently also serves as an officer and director of Solar

Energy Limited an OTC: BB quoted company involved in the development of alternative sources of energy, from February 2004 to present, as an officer and director of Healthbridge, Inc. an OTC: BB quoted company involved in manufacturing and marketing medical waste sterilization and disposal technologies, from April 1999 to present and as an officer (October 2003 to present) and a director October 2003 to November 2003) of ASP Ventures Corp. an OTC: BB quoted company without current operations, from October 2003 to present. Ms. Coccaro has also served as an officer and director of OpenLimit, Inc., an OTC: BB quoted company involved in credit card encryption technology, from February 2000 to January 2004, as a director of Americana Gold & Diamond Holdings, Inc. an OTC: BB quoted company without current operations, from 1998 until May 1999 and as an officer and director of Black Swan Gold Mines, a Toronto Senior Listing company with diamond exploration activities in Brazil from 1997 until 1999. Since September 1998 Ms. Coccaro has also acted as the Consul of Uruguay to Western Canada.

Compensation of Directors

The Company's director is not currently compensated for her service as a director of the Company. Directors currently are not reimbursed for out-of-pocket costs incurred in attending meetings.

Board of Directors Committees

The board of directors has not yet established an audit committee or a compensation committee. An audit committee typically reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendations and performance of independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, and internal accounting and financial control policies and procedures. Certain stock exchanges currently require companies to adopt a formal written charter that establishes an audit committee that specifies the scope of an audit committee's responsibilities and the means by which it carries out those responsibilities. In order to be listed on any of these exchanges, the Company will be required to establish an audit committee. The board of directors has not yet established a compensation committee.

Code of Ethics

The Company has adopted a Code of Ethics within the meaning of Item 406(b) of Regulation S-B of the Securities Exchange Act of 1934. The Code of Ethics applies to directors and senior officers, such as the principal executive officer, principal financial officer, controller, and persons performing similar functions. The Company has incorporated its Code of Ethics as Exhibit 14 to this Form 10-KSB. Further, the Company's Code of Ethics is available in print, at no charge, to any security holder who requests such information by contacting the Company.

Compliance with Section 16(a) of the Exchange Act

Based solely upon a review of Forms 3, 4 and 5 furnished to the Company, the Company is unaware of an individuals or entities who during the period ended December 31, 2004 were directors, officers, or beneficial owners of more than ten percent of the common stock of the Company, and who failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934 except the following:

Nora Coccaro failed to file a Form 4 or Form 5 upon acquiring 50,000 shares of the Company's common stock.

Shafiq Nazerali failed to file a Form 3 or Form 5 upon acquiring and holding in excess of 10% of the Company's common stock.

Value Invest Ltd. failed to file a Form 3 upon acquiring in excess of 10% of the Company's common stock.

ITEM 10.   EXECUTIVE COMPENSATION

Executive Compensation

Except as set forth below, no compensation in excess of $100,000 was awarded to, earned by, or paid to any executive officer of the Company during the years 2004, 2003, and 2002. The following table and the accompanying notes provide summary information for each of the last three fiscal years concerning cash and non-cash compensation paid or accrued by the Company's current and past officers over the past three years.

SUMMARY COMPENSATION TABLE

| | | **Annual Compensation** | | | **Long Term Compensation** | | | |
| | | | | | **Awards** | | **Payouts** | |
Name and Principal Positions	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options SARs(#)	LTIP payouts ($)	All Other Compensation ($)
Nora Coccaro, Chief Executive and Financial Officer, Director	2004	35,755	-	-	-	-	-	-
	2003	33,800	-	-	-	-	-	-
	2002	32,160	-	-	-	-	-	-

ITEM 11.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the ownership of the Company's common stock as of March 30, 2005, with respect to: (i) each person known to the Company to be the beneficial owner of more than five percent of the Company's common stock; (ii) all directors; and (iii) directors and executive officers of the Company as a group. The notes accompanying the information in the table below are necessary for a complete understanding of the figures provided below. As of March 30, 2005, there were 9,138,737 shares of common stock issued and outstanding.

Title of Class	Name and Address	Nature of Ownership	Number of Shares	% of Class

Common	Nora Coccaro, chief executive officer/chief financial officer director 1066-2610 West Hastings Street, Vancouver, British Columbia Canada V6E 2K3	Legal	50,000	<1
Common	Shafiq Nazerali 1066-2610 West Hastings Street, Vancouver, British Columbia Canada V6E 2K3	Legal	1,673,580	18.3
Common	Value Invest Ltd. 1066-2610 West Hastings Street, Vancouver, British Columbia Canada V6E 2K3	Legal	1,571,159	17.2
Common	Michael Baybak 4515 Ocean View Boulevard La Canada, California 91011	Legal	1,487,134	16.3
Common	Elysio Capital Corp. 1066-2610 West Hastings Street, Vancouver, British Columbia Canada V6E 2K3	Legal	898,667	9.7
Common	Pensbreigh Holdings Ltd. 1066-2610 West Hastings Street, Vancouver, British Columbia Canada V6E 2K3	Legal	894,855	9.7
All executive officers and directors as a group(1)			50,000	<1.

ITEM 12.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On September 30, 2004 the Company issued 85,064 shares of its common stock in lieu of a cash payment for services rendered according to a consulting agreement by with Michael Baybak, a shareholder holding in excess of ten percent (10%) of the Company's common stock, and expenses incurred on behalf of the Company in the amount of $13,725.

On September 29, 2004 the Company issued 192,250 shares of its common stock to repay advances made by Michael Baybak, a shareholder holding in excess of ten percent (10%) of the Company's common stock, in the amount of $31,020.

On May 28, 2004 the Company issued of 86,000 shares of its common stock to repay advances made by Michael Baybak, a shareholder holding in excess of ten percent (10%) of the Company's common stock, in the amount of $8,600.

On May 18, 2004 the Company issued 50,000 shares of its common stock to a Nora Coccaro, the Company's sole officer and director, as compensation for services rendered, valued at $5,000.

On April 1, 2004 the Company issued a total of 735,782 shares to Michael Baybak, a shareholder holding in excess of ten percent (10%) of the Company's common stock as follows: (i) 210,040 shares were issued in lieu of a cash payment for services in the amount of $21,004, which were rendered according to a consulting agreement; and (ii) 525,742 shares were issued to repay advances made in the amount of $52,574.

On December 10, 2003, the Company issued 52,500 shares of common stock at $0.20 per share to Michael Baybak, a shareholder holding in excess of ten percent (10%) of the Company's common stock in exchange for debt and consulting services valued at $10,500 and 50,000 shares of common stock at $0.10 per share in exchange for debt of $5,000.

On September 30, 2003, the Company issued 280,538 shares of common stock at $0.20 per share to Michael Baybak, a shareholder holding in excess of ten percent (10%) of the Company's common stock, in exchange for debt and consulting services valued at $56,108.

On July 1, 2003, the Company entered into a consulting agreement with Mr. Michael Baybak, a shareholder holding in excess of ten percent (10%) of the Company's common stock, which agreement had an initial one-year term that is renewable without notice. The agreement requires the Company to pay Mr. Baybak $3,500 a month for his services. The consulting agreement renewed for a further one-year period on July 1, 2004.

On December 1, 1999, the Company entered into a consulting agreement with Ms. Coccaro, the Company's sole officer and director, which agreement had an initial one-year term that is renewable without notice. The agreement requires the Company to pay Ms. Coccaro $2,675 a month for her services. The consulting agreement renewed for a further one-year period on December 1, 2004.

ITEM 13.   EXHIBITS

Exhibits required by Item 601 of Regulation S-B are listed in the Index to Exhibits beginning on page 21 of this Form 10-KSB, which is incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Dale Matheson Carr-Hilton LaBonte provided audit services to the Company in connection with its annual report for the fiscal years ended December 31, 2004 and 2003. The aggregate fees billed by Dale Matheson Carr-Hilton LaBonte for the 2004 audit of the Company's annual financial statements and a review of the Company's quarterly financial statements was approximately $17,200.

Audit Related Fees

Dale Matheson Carr-Hilton LaBonte billed to the Company no fees in 2004 or 2003 for professional services that are reasonably related to the audit or review of the Company's financial statements that are not disclosed in "Audit Fees" above.

Tax Fees

Dale Matheson Carr-Hilton LaBonte billed to the Company fees of $0 in 2004 and $0 in 2003 for professional tax services rendered .

<u>All Other Fees</u>

Dale Matheson Carr-Hilton LaBonte billed to the Company no fees in 2004 or 2003 for other professional services rendered or any other services not disclosed above.

<u>Audit Committee Pre-Approval</u>

The Company does not have a standing audit committee. Therefore, all services provided to the Company by Dale Matheson Carr-Hilton LaBonte as detailed above were pre-approved by the Company's board of directors. The Company's independent auditor, Dale Matheson Carr-Hilton LaBonte, performed all work using only their own full time permanent employees.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, this 30th day of March 2005.

Sona Development Corp.

/s/Nora Coccaro
Nora Coccaro, Chief Executive Officer, Chief Financial Officer and Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Nora Coccaro Nora Coccaro	Director	March 30, 2005

INDEX TO EXHIBITS

EXHIBIT NO.	PAGE NO.	DESCRIPTION
3(i)	*	Articles of Incorporation of the Company
3(i)(b)	*	Amended Articles of Incorporation of the Company
3(i)(c)	**	Amended Articles of Incorporation of the Company filed with the State of Texas on November 27, 2002.
3(iii)	*	Bylaws of the Company
10(i)	**	Debt Settlement Agreement with Pensbreigh Holdings, Ltd. dated December 19, 2002.
10(ii)	**	Debt Settlement Agreement with Value Invest, Ltd. dated December 19, 2002.
10(iii)	**	Debt Settlement Agreement with Zmax Capital Corp. dated December 19, 2002.
10(iv)	**	Debt Settlement Agreement with Shafiq Nazerali dated December 19, 2002.
10(v)	**	Debt Settlement Agreement with Zmax Capital Corp. dated December 19, 2002.
10(vi)	**	Debt Settlement Agreement with Shafiq Nazerali dated December 19, 2002.
10(vii)	**	Debt Settlement Agreement with Valor Invest Ltd. dated December 19, 2002.
10(viii)	**	Debt Settlement Agreement with Carmin Bua, dated December 19, 2002.
10(ix)	**	Debt Settlement Agreement with Portfolio Management Ltd. dated December 19, 2002.
10(x)	**	Debt Settlement Agreement with Shafiq Nazerali dated December 19, 2002.
10(xi)	**	Debt Settlement Agreement with Elysio Capital Corp. dated December 19, 2002.
14	***	Code of Ethics dated March 1, 2004.
31	22	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 of the Securities and Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	23	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. .

*	Incorporated by reference from the Form 10SB/A filed with the Commission on April 18, 2000
**	Incorporated by reference from the Form 10KSB filed with the Commission on April 3, 2003.
***	Incorporated by reference from the Form 10KSB filed with the Commission on March 30, 2004.

EXHIBIT 31
CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO RULE 13a-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Nora Coccaro, chief executive officer and chief financial officer of Sona Development Corp ("Registrant") certify that:

1. I have reviewed this Annual Report on Form 10-KSB ("Report") of Registrant;

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the period presented in this Report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the Registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this Report is being prepared;

b) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this Report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

c) Disclosed in this Report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrants fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls over financial reporting.

Date: March 30, 2005
/s/ Nora Coccaro
Nora Cocaro, Chief Executive Officer and Chief Financial Officer

EXHIBIT 32

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-KSB of Sona Development Corp. ("Registrant") for the annual period ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof ("Report"), I, Nora Coccaro, chief executive officer and chief financial officer, do hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

    (1) This Report complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

    (2) The information contained in this Report fairly represents, in all material respects, the financial condition of Registrant at the end of the period covered by this Report and results of operations of Registrant for the period covered by this Report.

/s/ Nora Coccaro
Nora Coccaro
Chief Executive Officer and Chief Financial Officer
March 30, 2005

This certification accompanies this Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by Registrant for the purposes of §18 of the Securities Exchange Act of 1934, as amended. This certification shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of this Report), irrespective of any general incorporation language contained in such filing.

A signed original of this written statement required by §906 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.